UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Progressive Training, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74338N 10 7
(CUSIP Number)

Buddy Young
17337 Ventura Boulevard, Suite 305
Encino, California 91316
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  *

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 74338N 10 7

1	NAME OF REPORTING PERSONS Buddy Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 287,716
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 287,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,716
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.816%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Based on 35,280,000 shares of Common Stock outstanding.

SCHEDULE 13D

CUSIP No. 74338N 10 7

1	NAME OF REPORTING PERSONS Rebecca Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 287,716
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 287,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,716
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.816%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Based on 35,280,000 shares of Common Stock outstanding.

Item 1.                 Security and Issuer.

The name of the issuer is Progressive Training, Inc., a Delaware corporation (“Issuer”), which has its principal executive offices at 901 N. Miami Boulevard, Suite 1, N. Miami Beach, Florida 33162. The class of equity securities to which this amended statement on Schedule 13D (“Schedule”) relates is the common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).

Item 2.                 Identity and Background.

(a)-(c):  This Statement is filed by Buddy Young and his wife, Rebecca Young, who are the trustees and settlors under the Young Family Trust (“Trust”). Their business address is 17337 Ventura Boulevard, Suite 305, California 91316. Buddy Young is the President, Chief Executive Officer, Chief Financial Officer and Chairman of Futura Pictures, Inc.  Rebecca Young is not currently employed.

Item 3.                 Source and Amount of Funds or Other Consideration.

See Item 4 for a description of the reported sale of Common Stock.

Item 4.                 Purpose of Transaction.

On October 21, 2010, the Trust sold a total of 3,718,000 shares of Common Stock in two private transactions for a total of $223,080, or $0.06 per share.  The Trust sold 1,718,000 shares of Common Stock to PharmCo, LLC and 2,000,000 shares of Common Stock to George Romanenko. The sale of these shares was undertaken in contemplation of a reorganization of the Issuer involving a change in control and a change in the business of the Issuer and including the following transactions:

(1)           The merger of an acquisition subsidiary of the Issuer into Pharmco Corp., a privately held Florida corporation (“Pharmco”), whereby (a) Pharmco became a wholly-owned subsidiary of the Issuer and continued its corporate existence under the laws of the State of Delaware under the name “PharmCo Inc.,” and (b) the holders of Pharmco common stock became entitled to receive a total of 30,000,000 shares of the Issuer’s Common Stock in exchange for their Pharmco shares.  The Issuer filed a Form 8-K on October 27, 2010 reporting that the parties to the merger had signed an Agreement of Merger and Plan of Reorganization on October 21, 2010 and had also completed the closing of the merger.  The Form 8-K disclosed further that, upon the closing of the merger, Buddy Young resigned as a director and as the sole officer of the Issuer; David Leedy, Dennis Spiegelman and Mel Powell each resigned as a member of the Issuer’s Board of Directors; and the following individuals were appointed as an officer and a director of the Issuer:  Avraham A. Friedman (Chief Executive Officer), Andy Subachan (Chief Operating Officer) and Alan Jay Weisberg (Chief Financial Officer).

(2)           A sale by the Issuer to the Trust of all of the Issuer’s assets as they existed prior to the closing of the merger in consideration of the Trust’s assumption of all of the Issuer’s liabilities as they existed prior to the merger.  To date the Issuer and the Trust have not entered into any definitive agreement regarding, and have not effected, this sale of assets and assumption of liabilities.

Item 5.                 Interest in Securities of the Issuer.

As a result of the reported transactions, the aggregate number of shares of Common Stock beneficially owned by each of the reporting persons was reduced below 5% of the class on October 21, 2010. The reporting persons continue to beneficially own 278,716 shares of Common Stock, which represents approximately 0.816% of the class of Common Stock based on 35,280,000 shares outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See discussion in Item 4.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.

99.1	Form of Agreement for the Purchase of Common Stock by and between the Young Family Trust, PharmCo, LLC, and (with respect to Article II only) Progressive Training, Inc. dated May 12, 2010.

99.2	Form of Agreement for the Purchase of Common Stock by and between the Young Family Trust, George Romanenko and (with respect to Article II only) Progressive Training, Inc. dated May 12, 2010.

99.3
Agreement and Plan of Merger and Reorganization dated October 21, 2010 by and among Progressive Training, Inc., Pharmco Corp., and Pharmco Acquisition Corp. (filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on October 21, 2010 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 17, 2010

/s/ Buddy Young Buddy Young

/s/ Rebecca Young Rebecca Young